UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42717

Blue Gold Limited

(Translation of registrant’s name into English)

94 Solaris Avenue

Camana Bay

PO Box 1348

Grand Cayman KY1-1108

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

On July 13, 2026, the Company announced the postponement of its 2026 annual general meeting of shareholders (the “AGM”), which was originally scheduled to be held at 10:00 a.m. (Eastern Time) on July 13, 2026.

The directors of the Company determined to postpone the AGM due to insufficient proxy votes received by the Company to establish a quorum at the meeting. The AGM has been rescheduled to 11:00 a.m. (Eastern Time) on Friday, July 24, 2026.

In compliance with Cayman law, a notice informing shareholders of the postponement of the AGM has been posted on the Company’s corporate website. The text of such notice is attached hereto as Exhibit 99.1.

Forward-Looking Statements

This report contains forward-looking statements. Forward-looking statements can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue” or similar terminology. These statements reflect only current expectations and are not guarantees of future events. These statements are subject to risks and uncertainties, detailed in the Company’s United States Securities and Exchange Commission filings, that could cause actual results and events to differ materially from those contained in the forward-looking statements. These forward-looking statements speak only as of the date on which the statements were made. The Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Postponement of Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2026

BLUE GOLD LIMITED

By:	/s/ Andrew Cavaghan
Andrew Cavaghan
Chief Executive Officer

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